Press release
For immediate release
April 5, 2010

Virginia Mines Inc./Anatacau-Wabamisk Project: Update on Drill Results

Virginia Mines Inc. ("Virginia")(TSX:VGQ) presents an up-date on the results of the drilling program just completed on the Wabamisk portion of the Anatacau-Wabamisk project, located in the area of the Opinaca reservoir in the James Bay region. Virginia owns a 100% participating interest in the Wabamisk portion and has the option to acquire IAMGOLD Corporation's 100% participating interest in the Anatacau part in consideration of $3 million in exploration work before December 31, 2012. To date, the highlight of the winter drilling campaign is an intersection grading 46.5 (uncut) g/t Au over 4 metres (18.26 (cut) g/t Au over 4 metres) on the Isabelle showing, that has also returned some other intersections of interest, notably 5.89 g/t Au over 2 metres and 2.75 g/t Au over 10 metres. The 30-hole drilling program (4,210 metres) targeted mainly the Isabelle gold showing as well as many geophysical targets located in the same geological environment.

ISABELLE SHOWING

Discovered through prospecting in 2007, the Isabelle showing has been the object of mechanical stripping, detailed mapping, and channel sampling in the summer and fall of 2009. Work allowed for a better definition of the gold mineralization that is now followed laterally at surface over 80 metres, within a folded sequence of finely bedded wackes. It remains totally open under the overburden at both ends of the trench. At surface, the gold mineralization is associated mainly with series of north-south-oriented quartz veins steeply dipping to the east. The gold veins are contained within a zone of intense biotite-silica alteration, which has developed in thicknesses of 10 to 20 metres at the contact between a felsic dyke and enclosing wackes. The veins and their envelope contain little sulphide (1-5% pyrrhotite-pyrite) but visible gold is frequently observed within the mineralized zones. Results from a dozen channels taken on the Isabelle showing are very encouraging. The channel located at the northern tip of the trench yielded 11.03 g/t Au over 3 metres while the one located in the new south portion of the trench returned 17.86 (14.98 cut) g/t Au over 3 metres. The other channels returned results varying from 5.52 g/t Au over 1 metre to 7.68 g/t Au over 3 metres overall. Weaker results were also obtained from time to time (1.44 g/t Au over 2 metres and 0.5 g/t Au over 3 metres). Conversely, an exceptional result grading 316.18 g/t Au over 1 metre was also obtained. The distribution of the grades is somehow variable considering the free nature of gold in the veins and silicified zones.

In the winter of 2010, 20 holes tested the Isabelle showing. These holes confirmed the continuity of the gold structure (veins network and silicified envelope) over a lateral distance of about 150 metres and to a vertical depth of 75 metres. The structure seems to weaken and fade out to the north but it remains totally open to the south. Moreover, the Isabelle zone could not be tested systematically at depths of over 75 metres because of the poor ice condition of the lake situated just to the east of the showing. To date, assay results of 17 of the 20 holes testing the Isabelle showing have been received. They confirm the variable distribution of the grades, which had already been revealed by surface sampling. The highlight of the campaign is from hole WB-10-12, which has returned an intersection grading 46.5 (uncut) g/t Au over 4 metres (18.26 (cut) g/t Au over 4 metres). Other intersections of interest include 5.89 g/t Au over 2 metres (WB-10-07), 2.75 g/t Au over 10 metres (WB-10-04) and 2.02 g/t Au over 7 metres (WB-10-03). Visible gold was observed in these four holes. The other holes for which assays have been received did not return significant results. All results of the drilling program obtained to date are reported in the annexed table. A longitudinal section of the Isabelle showing as well as a surface plan is also available on the company's website (www.virginia.qc.ca).

Virginia is satisfied with the drill results obtained to date on the Isabelle showing. In spite of the rather irregular distribution of the grades, which is typical of gold deposits associated with quartz veins, the gold structure is nevertheless confirmed laterally over nearly 150 metres and it remains open to the south and at depth. Until now, only a tiny fraction of the property has been worked in detail and many other exploration targets remain untested. A significant surface work program is planned for the summer of 2010 over the entire Anatacau-Wabamisk project.

Work is carried by the personnel of Services Techniques Geonordic, under the supervision of Mr. Paul Archer, Geological Engineer. He is a qualified person (as defined by National Instrument 43-101) and has accumulated over 25 years of experience in exploration.

In 2004, Virginia set up an Analytical Quality Assurance Program to control and ensure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 metres, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

Core samples showing visible gold were assayed with the Metallic Sieve method. The total sample is dried, crushed, and pulverized, and then screened using a 100-mesh screen. The –100-mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100-mesh portions. All individual assays are reported as well as the final calculated value. Mr. Archer has read and approved the contents of this press release.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $43.5 million as at November 30, 2009, and 29,828,392 shares issued and outstanding as at March 31, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.